                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA/HEWLETT- PACKARD STRATEGIC OUTSOURCING AGREEMENT IMPLEMENTED

Rome, 17 April 2003. The management services and outsourcing agreement between Telecom Italia and Hewlett-Packard announced on 21 February has now become operational, following completion of procedures pursuant to current legal requirements.

The agreement concerns the initiation of operational outsourcing contracts: HP is to provide asset management, help desk, maintenance and workstation management services, while IT Telecom will manage Hewlett-Packard Italiana’s SAP environment operations and host its systems at its proprietary Data Center. Contracts have now also been completed for the disposal of the desktop management services company unit at IT Telecom (100% Telecom Italia) to the new Hewlett-Packard entity HP DCS (Hewlett-Packard Distributed Computing Services).

Telecom Italia Communication & Media Relations Information Technology Press Office +39 0636882610 www.telecomitalia.it/press	Hewlett-Packard Italiana Communication and Media Relations HP Services Press Office Anna Rizzo +39 029212 4384 Fax. +39 02 9212 4035 e.mail: anna.rizzo@hp.com Laura Aresi Imageware Tel. +39 02/700251

PRESS RELEASE

TELECOM ITALIA – NEWS CORPORATION

AGREEMENT FINALIZED

As was announced on 1 October 2002, Telecom Italia will hold a 19.9% stake in Sky Italia

Rome, 30 April 2003 – Telecom Italia announces that having received approval from the competent authorities, the agreement with News Corporation for the creation of Sky Italia under the terms already announced on 1 October 2002, was today finalized.

Telecom Italia and News Corporation will hold a 19.9% and 80.1% respectively in Sky Italia.

Telecom Italia

Communication & Media Relations

Corporate Press Office

+3906.3688.2610

www.telecomitalia.it/press

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 30th, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager